[Letterhead of Sutherland Asbill & Brennan, LLP]

August 20, 2013

Dominic Minore, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Preliminary Proxy Statement on Schedule 14A (File No. 814-00732) filed by Saratoga Investment Corp. on August 6, 2013

Dear Mr. Minore:

        On behalf of Saratoga Investment Corp. (the "Company"), we are responding to oral comments issued by the staff of the Securities and Exchange Commission's Division of Investment Management (the "Staff") to the Company on August 15, 2012. The Staff's comments are set forth below and are followed by the Company's responses. Please note that page references in the Company's responses refer to pages in the Company's Definitive Proxy Statement (the "Definitive Proxy Statement") being transmitted for filing with the Securities and Exchange Commission (the "SEC") herewith.

  1.
  We note that the Company did not include its proxy card in Preliminary Proxy Statement on Schedule 14A (File No. 814-00732) filed on August 6, 2013 (the "Preliminary Proxy Statement"). Please note that the Staff will need to review the Company's proxy card in the form that it will be included in the Definitive Proxy Statement.

    Response:    The Company has included its proxy card in correspondence filed with the SEC on August 16, 2013 and also in the Definitive Proxy Statement.

  2.
  Please confirm that all information required by Item 22(b)(11) of Schedule 14A has been disclosed in the proxy statement.

    Response:    The Company confirms that all information required by Item 22(b)(11) of Schedule 14A has been disclosed in the Definitive Proxy Statement.

  3.
  Please revise the biographical information for Messrs. Looney and Whitman to indicate that the experience of each director "led to the conclusion that such director, at the time that the disclosure is made in light of the Company's business and structure" is qualified to serve as a director of the Company.

    Response:    The Company has modified the disclosure accordingly. Please see page 8 in the Definitive Proxy Statement.

  4.
  On page 21 of the proxy statement, please add the words "and Risk Factors" to the heading "Key Stockholder Considerations." In addition, please add subheadings before each separate key stockholder consideration or risk factor within this section.

    Response:    The Company has modified the disclosure accordingly. Please see pages 21-22 in the Definitive Proxy Statement.

  5.
  In the section entitled "Key Stockholder Considerations," please clarify, if true, that the Company is not limited in the number of times that it offers shares to the public below net asset value per share.

    Response:    The Company has modified the disclosure accordingly. Please see pages 21-22 in the Definitive Proxy Statement.

  6.
  In the section entitled "Key Stockholder Considerations," please clarify, if true, that the costs of any below net asset value offering will be borne indirectly by all stockholders of the Company regardless of whether a stockholder purchased shares in such offering.

    Response:    The Company has modified the disclosure accordingly. Please see pages 21-22 in the Definitive Proxy Statement.

  7.
  The Staff refers the Company to the disclosure requirements under Item 11(d) to Schedule 14A. Please confirm that the Company has included the disclosure required by Item 11(d).

    Response:    The Company has added disclosure on page 21 in the Definitive Proxy Statement to clarify that the Company has no immediate plans to sell any shares of its common stock in a "public or private" offering. Further, the Company has considered whether a private offering of shares below net asset value would impose any additional effects on the rights of existing security holders. The Company believes that effects of an offering of shares below the net asset value of the Company are not substantially different in the case of a public offering or a private offering by the Company. Accordingly, the Company has not included any additional disclosure with respect to this comment.

  8.
  In the Examples of Dilutive Effect of the Issuance of Shares Below NAV, please disclose whether there is a limit on the number of shares that may be sold below net asset value in proportion to the total shares outstanding. To the extent there is no limit, please revise the example to include a column with a 100% offering at a 15% discount.

    Response:    The Company has modified the disclosure accordingly. Please see pages 21-23 in the Definitive Proxy Statement.

  9.
  Please provide the required "Tandy" Letter representations to the Staff relating to its review of the Company's preliminary proxy statement.

          Pursuant to the Staff's request, in connection with the Staff's review of the Company's preliminary proxy statement on Schedule 14A (File No. 814-00732) filed on August 6, 2013, the Company hereby acknowledges that:

    •
    the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

    •
    SEC staff comments or changes to disclosure in response to SEC staff comments in the proxy statement do not foreclose the SEC from taking any action with respect to the proxy statement; and

    •
    the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*      *      *

        If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,
/s/ HARRY S. PANGAS Harry S. Pangas